May 6, 2005

Mail Stop 0511

via U.S. mail and facsimile

Frank Aiello
#8 3927 Edmonton Trail N.E.
Calgary,
Alberta, CANADA T2E6T1

Re:  Cal Alta Auto Glass, Inc.
       Registration Statement on Form 10-SB
       Filed March 29, 2005
       File No. 0-51227

Dear Mr. Aiello:

      We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1.  Description of Business, page 4
1. In the fourth paragraph of this section, you state that "Mr. Aiello, put the assets and liabilities of the auto glass operations in Cal Alta Auto Glass, Ltd." Please revise to clarify the transaction that transpired.
2. Please clarify "The Company" as used in the fourth and fifth paragraphs hereunder.
3. If you are dependent on one or a few major customers or if you receive referrals from one or a few major sources, please disclose.
4. In the ninth paragraph of this section, which paragraph begins,
"The operating subsidiary ....", please identify the
"subsidiaries"
you reference.

Reports to Shareholders, page 5
5. Please reference your statement which begins:  "If the
Securities
and Exchange Commission declares this registration statement effective, we will ...."  Please note that the registration
statement
will become effective automatically 60 days after your initial filing unless you withdraw the registration statement. Thus, the registrant will be subject to the reporting requirements on or about May 27, 2005.

Probable Governmental Regulations on the Business, page 6
6. Regulation S-B, Item 101(b)(8) states: "Need for any government approval of principal products or services. If government approval is necessary and the small business issuer has not yet received that approval, discuss the status of the approval within the government approval process"; Item 101(b)(9) states: "Effect of existing or probable governmental regulations on the business"; and Item 101(b)(9) states: "Costs and effects of compliance with environmental laws (federal, state and local)." However, you have discussed regulation of automobile drivers. The regulation requires information about the regulation of your company. Please provide the required information.

Market, page 6
7. Disclose the basis for the numerous unsupported assertions in this section. Support your statements by citing reports or publications.
If you do not have appropriate independent support for a statement, please revise the language to make clear that this is the belief of the registrant based on its experience in the industry or delete it.

Marketing, page 7
8. Please clarify the last paragraph of this section.

Facilities, page 8
9. Define "statutory office" on page 8.

Risk Factors and Cautionary Statement, page 9
10. In view of the fact that you have provided a risk factor section, please ensure that you disclose all material risks.
11. In the first paragraph of this section please delete the last phrase which states: "... and other risks detailed in the Company`s periodic report filings with the Securities and Exchange
Commission."

Item 2.  Management`s Discussion and Analysis or Plan of
Operation,
page 10

Overview, page 10
12. You state that Cal Alta Auto Glass, Ltd. was incorporated on December 4, 1997. However, in "Description of Business", you state that Cal Alta Auto Glass, Ltd. was incorporated on October 9, 1986.
Please revise to provide the correct incorporation date. Also, revise this paragraph in its entirety to clarify the activities of Cal Alta Auto Glass, Ltd. from inception to the time of divestment to the time of re-acquisition and the recapitalization with International Sports Marketing Group, Inc.
13. Revise the overview to describe how you accounted for the merger and the effect of the merger on the financial statements.

Results of Operations
14. In the third paragraph of MD&A and in the table presented on the same page, you disclose a net loss of $88,522 for 2003. However, the statement of operations reflects a net loss of $102,719. Please revise this disclosure accordingly. Also, in the table presented on the same page you provide "net income / (loss) from continuing operations before taxes". However, it appears you intended to present the balances for net income/ (loss). Please revise the table to provide an account description that matches with the balances presented.
15. You state, "[a]lso contributing to the increased income was a $18,327 decrease in advertising costs". Revise to clarify whether this sentence is referring to "net income."
16. You state the increase in revenue "can be attributed largely to the difference in the exchange rate." Revise to detail exactly how the exchange rate has affected revenue and quantify the impact of the change in exchange rate. Disclose whether revenue in Canadian dollars increased or decreased from 2003 to 2004, and discuss any other material underlying causes that affected revenue during the periods.
17. Expand to discuss the underlying reasons for the decrease in the cost of glass and moldings from 2003 to 2004. Explain why the gross profit percentage increased from 43% in 2003 to 54% in 2004.

Liquidity and Capital Resources
18. Clarify that $390,000 of the loan receivable is a related party, identify the relationship and discuss the party`s intentions concerning repayment. Indicate the originating dates. File the loan documents.
19. Please provide an explanation for the net changes in cash from operating, investing and financing activities for the year ended December 32, 2004, compared to the year ended December 31, 2003.
20. You state that the loans and accounts receivable are very liquid.
Revise the disclosure to include the due date of the loans receivable.

Critical Accounting Policies
21. We note you have not discussed the Company`s Critical
Accounting
Policies. Please address the existence of highly material estimates or assumptions and how these matters may affect the financial statements. Please refer to the Commission`s guidance concerning Critical Accounting Estimates and revise Management`s Discussion and
Analysis to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Off-Balance Sheet Disclosures
22. Item 303 (c) of Regulation S-B requires a description of off-balance sheet arrangements. Please revise to include this disclosure, if material.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management, page 15
23. Update the information in this section to the latest practicable date.

Item 5.  Directors, Executive Officers ..., page 16
24. State the nature of the business of FAA Enterprise Ltd. and subsidiaries.

Item 6.  Executive Compensation, page 17
25. Please complete the table.  If none, so indicate.


Item 7.  Certain Relationships and Related Transactions, page 18
26. The following statement is not at all understood: "As of
December
31, 2004, there have been no contracts or defined terms to any promoters for stock, cash, or any other payment terms."
27. The dollar amounts of purchases from related parties during the
past two years are required disclosure pursuant to Item 404(a) of
Regulation S-B.
28. The terms and amounts of the loans to related parties in Note
8
to the financial statements should be fully discussed under this caption.
29. Item 404(d) would require discussion of the transfer of assets from ProGlass Technologies to Mr. Aiello and from Mr. Aiello to Cal
Alta. Include hereunder the dates of both transactions, the general types of assets and liabilities transferred and the dollar amount involved in each transaction. We may have further comment.

Description of Securities, page 19
30. Describe any provision in the charter or by-laws that would delay, defer or prevent a change in control of the small business issuer, including, but not necessarily limited to, non-cumulative voting.

Part II

Item 1. Market Price of and Dividends on the Registrant`s Common Equities and Other Shareholder Matters. Page 19
31. Expand the disclosure regarding the OTC market.  Clarify whether
you are referring to the NASD OTC Bulletin Board. If yes, explain that you can give no assurance that your application to the Bulletin
Board will be successful.
32. Please reference, on page 21, the ninth paragraph of this section, which paragraph begins, "In November 2003, 8,500,000 shares of common stock ...."  Please repeat the disclosure that
International Sports Marketing Group, Inc. was formerly the
company`s
name.  Also, disclose the date of the name change.
33. On page 21, please update, to the most recent date
practicable,
the tenth paragraph of this section, which paragraph begins:  "As of
December 31, 2004...."
34. In view of the fact that the insiders have apparently held the 8,500,000 shares of common stock since November 2003, they can sell the shares now subject to the limitations of Rule 144.  Please delete
the phrase "in the future" in the second sentence of the twelfth paragraph of this section. The paragraph begins: "Of the 8,250,000 restricted common shares 8,250,000 shares  ...."

Item 4.  Recent Sales of Unregistered Securities, page 22
35. Please include in this section disclosure regarding the shares issued by the company in the reverse merger on November 25, 2003.

Accountants and Attorneys, page 23
36. Please file as an exhibit the written consent of Bob Kinvig, Chartered Accountant, and Michael C. Dunkley, attorney, to have their names appear in the registration statement.

Financial Statements

Independent Accountant`s Report
37. We note that the Form 10-SB does not include the independent accountant`s report. Please revise to file the audit report in the body of the registration statement and not as an exhibit.
General
38. Please note the updating requirements of Item 310(g) of Regulation S-B.

Statement of Operations
39. Disclose the nature and amount of the major components of general and administrative expenses in a note or state them separately on the statement of operations for the periods presented. Update MD&A to discuss material changes in the major components of general and administrative expenses.

Note 1 - Operations and Description of Business

Organization
40. You have not discussed in this disclosure that Pro Glass Technologies transferred the auto glass operations back to Cal Alta
Auto Glass, Ltd. Please revise the note to describe the nature of this transaction and the accounting treatment in the financial statements.
41. On page 21 of "Market Price of and Dividends on...", you state that 8.5 million shares were issued for the recapitalization of International Sports Marketing Group, Inc. However, in Note 1 to the financial statements and in "Description of Business", you state that
Cal Alta Auto Glass Ltd. transferred 8.5 million shares of authorized but un-issued common stock. Please revise the disclosures to clarify that the 8.5 million shares were indeed issued or clarify the nature of the transaction.

Note 2 - Summary of Significant Accounting Policies

Consolidation
42. You state that the financial statements include the accounts of the Company and its subsidiaries. We are only aware of the Cal
Alta
Auto Glass Ltd. subsidiary. Please revise to discuss the Company`s other subsidiaries or revise this disclosure (and that on page 5) to state that there is only one subsidiary.

Revenue Recognition
43. Revise to address how your revenue recognition policy meets each of the four criteria described in SAB Topic 104.

Income Taxes
44. Revise to include all income tax disclosures as required by SFAS
109.

Earned Discounts Receivable and GST Payable
45. Expand the footnotes to disclose the nature and accounting treatment of earned discounts receivable and to provide appropriate disclosures relating to GST payable.

Note 5 - Operating Leases
46. In "Item 3", you state that the Company has a "statutory office" in Las Vegas, Nevada. Please revise the notes to the financial statements to include the Company`s financial commitment related to this lease, if material.

Note 8 - Loan Receivable - Related Party Transaction
47. Revise this disclosure to state the nature of the Company`s relationships with FAA Enterprises and Westcan Corporation. Revise the note to disclose if the loans are due on demand or if the Company is in process of determining specific repayment terms, as you currently state that no repayment schedule has been determined. Revise this disclosure to provide a description of the transactions that gave rise to the loan receivable.

Related Party Transactions
48. In "Description of Business", you state that you purchase all of your glass and supplies from a related party. Revise your notes to the financial statements to disclose these related party transactions in accordance with SFAS 57. Also, please revise to report the amount of all related party amounts separately on the face of the financial statements, including accounts payable, cost of sales, and other amounts.

Investment in other companies
49. Tell us supplementally the nature of the investment in other companies including but not limited to whether the companies are related parties and your accounting treatment for the investments.

Contingencies
50. Please disclose the existence of any loss contingencies if required by SFAS 5.

Exhibits
51. File as exhibits the September 10, 2002 Agreement and Plan of
Reorganization by and between Pro Glass Technologies, Inc. and
MicroSignal Corporation and the purchase agreement with Frank
Aiello.
52. File exhibit 21.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Babette Cooper at (202) 551- 3396 if you have questions regarding the financial statements and related matters.
Please contact Susann Reilly at (202) 942-1946 with other questions.

      Sincerely,



       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

cc:   By facsimile to Frank Aiello
	at (403) 216-3479
Fank Aiello
Cal Alta Auto Glass, Inc.
May 6, 2005
Page 1